1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	October 24, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE FOURTH MEETING OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the fourth meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was despatched on 10 October 2014 by way of written notices or e-mails. The meeting was held on 24 October 2014 at the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by way of on-site meeting. Eleven directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the relevant laws, regulations and rules, such as the Company Law of the PRC and the articles of association of the Company.

The eleven Directors present at the meeting agreed and passed the following resolutions:

1.	Considered and approved the 2014 third quarterly report of Yanzhou Coal Mining Company Limited.

2.	Considered and approved the proposal in relation to the proposed continuing connected transactions of the Company for the years from 2015 to 2017 and their respective proposed annual caps. This proposal will be submitted to the 2014 second extraordinary general meeting of the Company for consideration and approval.

(1)	The Company was approved to sign the “Provision of Materials Supply Agreement”, the “Mutual Provision of Labour and Services Agreement”, the “Provision of Insurance Fund Administrative Services Agreement”, the “Provision of Products, Materials and Equipment Leasing Agreement” and the “Provision of Electricity and Heat Agreement” with Yankuang Group Corporation Limited and to sign the “Financial Services Agreement” with Yankuang Group Finance Co., Ltd. for the proposed continuing connected transactions;

(2)	The proposed continuing connected transaction agreements, namely, the “Provision of Materials Supply Agreement”, the “Mutual Provision of Labour and Services Agreement”, the “Provision of Insurance Fund Administrative Services Agreement”, the “Provision of Products, Materials and Equipment Leasing Agreement”, the “Provision of Electricity and Heat Agreement” and the “Financial Services Agreement” and their respective proposed annual caps for the years from 2015 to 2017 were approved and would be submitted to the 2014 second extraordinary general meeting of the Company for consideration and approval;

(3)	The establishment of the independent board committee of the Company comprising all independent non-executive Directors, namely, Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi, was approved for the purpose of providing independent opinion in respect of the fairness of the proposed continuing connected transactions based on the professional opinion given by the independent financial adviser;

(4)	The despatch of circular in relation to the proposed continuing connected transactions to the shareholders of the Company was approved and any one Director was authorised to determine the details of the circular and other relevant documents.

As this resolution is related to connected transactions, two connected Directors abstained from voting and the resolution was unanimously approved by the other nine non-connected Directors.

Independent Directors expressed their independent opinion in respect of the proposed continuing connected transactions and their respective proposed annual caps for the years from 2015 to 2017.

For details, please refer to the announcement in relation to the continuing connected transactions of the Company dated 24 October 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited, the website of the Company and/or China Securities Journal and Shanghai Securities News.

3.	Considered and approved the proposal in relation to the adjustment to the reclassification of “special reserve” balance

The Company was approved to transfer and reclassify RMB1.821 billion under the accounting item of “capital reserves - special reserves” into “special reserves” for accounting purpose.

This reclassification is the adjustment to the internal accounting items of “shareholders’ equity” under the Chinese accounting standard and has no impact on the total shareholders’ equity, total assets or gains and losses, and has no impact on the financial statements of the Company which were prepared in accordance with the International Financial Reporting Standards.

4.	Considered and approved the internal reporting rules in relation to material information of Yanzhou Coal Mining Company Limited

5.	Considered and approved the rules of procedures for the general managers’ working meeting of Yanzhou Coal Mining Company Limited

6.	Approved the convening of the 2014 second extraordinary general meeting of the Company

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

24 October 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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